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April 13, 2016

VIA EDGAR AND FEDEX

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Soligenix, Inc. Post-Effective Amendment No. 3 to Form S-1

Filed March 31, 2016

File No. 333-192908

Dear Ms. Hayes:

On behalf of our client, Soligenix, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 13, 2016 (the “Letter”) relating to the captioned Post-Effective Amendment No. 3 to Form S-1 (“Registration Statement”).

Set forth below is our response to the Staff’s comment. For your convenience we have incorporated the Staff’s comment into this response letter.

General

1.	The financial statements and related disclosure in this filing have not been updated to reflect the results for the year ended December 31, 2015 as required by Item 8-08 of Regulation S-X. Please amend this filing to include the required financial statements and related information.

Duane Morris llp
200 SOUTH BISCAYNE BOULEVARD, SUITE 3400 MIAMI, FL 33131-2318 PHONE: +1 305 960 2200 FAX: +1 305 960 2201

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to include the required financial statements and related information

When the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company will provide a written statement acknowledging the matters noted in the three bullet points included in the Letter.

Please contact me at (561) 962-2139 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Driscoll R. Ugarte
Driscoll R. Ugarte

cc:	Mr. Scot Foley, Division of Corporation Finance
Christopher J. Schaber, Ph.D., Chief Executive Officer and President